

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 24, 2017

Kenneth Booth
Chief Financial Officer
Credit Acceptance Corporation
25505 W. Twelve Mile Road
Southfield, Michigan 48034

     **Re:    Credit Acceptance Corporation**
               **Form 10-K for Fiscal Year Ended December 31, 2016**
               **Filed February 10, 2017**
               **File No. 000-20202**

Dear Mr. Booth:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             /s/ Amit Pande

                             Amit Pande
                             Accounting Branch Chief
                             Office of Financial Services